SIMON IS DISSEMBLING ABOUT THE GOLDMAN SACHS DOCUMENTS
                         AND THE SHAREHOLDER VOTE ISSUE

         Simon's brief quotes from notes kept by a Goldman Sachs associate about a possible shareholder vote, but Simon hides the fact that these shareholder vote concerns related to an entirely different transaction structure than the restructuring that actually occurred. That proposed transaction was eventually determined, after significant study and consideration, to be fundamentally flawed, and it was abandoned for reasons unrelated to a shareholder vote before even being presented to the Taubman board. Moreover, the Goldman Sachs notes show that the Taubman family, far from being categorically opposed to a shareholder vote, was prepared to agree to a shareholder vote in connection with this proposed transaction if it had been pursued, which it was not. The notes show that with respect to the asset exchange that was pursued and was presented to the Taubman board, no shareholder vote was required. All five law firms that worked on the 1998 restructuring agreed that an asset exchange would not require a shareholder vote, and the New York Stock Exchange passed on the issuance of the Series B shares and determined that the issuance complied with its strict policy against issuances that adversely affect the existing rights of shareholders.

o Prior to late June 1998, the parties were focusing on a transaction structure that would have entailed splitting the partnership into a "Sale Company" and a "Development Company." The Goldman Sachs notes from late June 1998 reflect that Goldman Sachs, which was advising the Taubman family, believed that the family should oppose a shareholder vote in connection with the "SaleCo/DevCo" transaction. A611 (exhibit to Simon's brief).

o The Taubman family did not want to sell the business, and it is true that Goldman Sachs expressed the concern that a transaction requiring a shareholder vote might invite "interlopers" to submit unsolicited takeover proposals (a legitimate consideration for Goldman Sachs to make to any client in the Taubman family's position). A613. Notes from June 21, 1998 of comments made by a Goldman Sachs banker reflect Goldman Sachs' advice: "Make sure Bobby behind us / SH vote not acceptable / we'd rather leave co. as is! / get Bobby on board." A620.

o The Goldman Sachs notes show that despite Goldman Sachs' advice, Robert Taubman was prepared to go forward with a shareholder vote if necessary: "Bobby: status quo is not acceptable: . . . take SH vote course w/risks . . . ."  A628.  Another Goldman Sachs document confirms that: "Bobby [was] about to concede shareholder vote issue (6/24/98)." Project NOVA Goldman Sachs Value Added "Talking Points" at A603.

o The Goldman Sachs notes show that the shareholder vote issue was mooted when SaleCo/DevCo was replaced by a better structure, an asset exchange, that did not require a shareholder vote. Independent Director Parker Gilbert proposed the asset exchange as an alternative to the SaleCo/DevCo structure: "Bobby meets w/ Parker: Parker says why won't [GMPT] take a distribution of assets." A630. Mr. Gilbert was "very enthusiastic on asset distribution - clearer - simpler. Public goes to majority interest in smaller, faster growing company." A631. Under this structure, "all agree no need for SH vote." A630.

o Shortly thereafter, at the June 24, 1998 Partnership Committee meeting, Mr. Gilbert reported that the strategic committee had settled on an asset exchange as the best transaction for all parties. Minutes of Meeting of the Partnership Committee, June 24, 1998 at A851. He reported that the strategic committee had been examining the SaleCo/DevCo structure, but that this structure was "burdened by considerable complexity and the creation of a tax to shareholders." Id. Mr. Gilbert advised that as part of an asset exchange Taubman Centers would "succeed to a majority interest," its governance would be "simplif[ied]," and the "result would be a Company that is left with considerably more substance and force." Id.

o As the author of the Goldman Sachs notebook testified, once SaleCo/DevCo was abandoned and the Partnership Committee decided to pursue an asset exchange, "the shareholder vote issue went away." Dep. at 271-272. The final 141 pages of the notebook, which cover the period from June 24, 1998 through the approval of the asset exchange on August 17, 1998, reflect that there was no discussion of a shareholder vote in connection with the asset exchange. A632-A773. (The page from a Morgan Stanley notebook that Simon excerpts and cites out of context to try to show that the shareholder vote issue was being discussed after SaleCo/DevCo was abandoned is actually from on or before June 24, 1998. This page appears sequentially in the Morgan Stanley notebook just before a "6/25 Conf call.")

o The final 141 pages of the notebook also make clear that, contrary to the picture Simon draws, the governance issues were negotiated vigorously between Goldman Sachs on behalf of the Taubman family and Morgan Stanley on behalf of Mr. Gilbert and the other independent directors. See, e.g., A730-33, A752. The notes reflect Goldman Sachs' perception that Morgan Stanley was negotiating strenuously. See, e.g., A733.

o There is nothing in the Goldman Sachs notes or anywhere else in the record that the parties selected an asset exchange just to avoid a shareholder vote. As the author of the Goldman Sachs notebook testified, "the better structure was the one that ultimately was implemented and all parties agreed was the best structure." Dep. at 268.

         Simon also quotes from, without ever identifying, draft talking points prepared by Goldman Sachs to support a pitch to obtain the discretionary portion of Goldman Sachs' fee. A602. The draft was never sent to the Taubman family, nor was it ever intended to be sent to the family. Certain statements in the draft overemphasized the threats to the family represented by a shareholder vote with respect to the rejected SaleCo/DevCo structure, and others are inaccurate, for example, the assertion that Morgan Stanley "always insisted" on a shareholder vote. A603. For the record, the Taubman family did not pay a discretionary fee to Goldman Sachs with respect to the 1998 restructuring.